Exhibit 99.1

American Lithium Corp.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

American Lithium Corp.

Table of Contents

(Expressed in Canadian Dollars – unaudited)

American Lithium Corp.

(Expressed in Canadian Dollars – unaudited)

Condensed Interim Consolidated Statements of Financial Position

	As at November 30, 2022	As at February 28, 2022
	$	$
ASSETS
Current
Cash and cash equivalents (Note 4)	16,905,816	19,698,762
Short-term investments (Note 5)	20,283,294	36,156,956
Amounts receivable	265,481	205,718
Prepaid expenses and deposits	795,945	923,875
	38,250,536	56,985,311

Non-current assets
Property and equipment (Note 6)	48,716	49,771
Exploration and evaluation assets (Note 7)	144,781,558	135,545,747
Reclamation deposits (Note 8)	606,112	632,935
Right-of-use assets (Note 9)	227,711	279,361

	183,914,633	193,493,125

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 10)	2,119,634	1,512,029
Current portion of long-term debt (Note 11)	-	287,779
Current portion of lease liabilities (Note 9)	72,111	63,637
	2,191,745	1,863,445

Non-current liabilities
Long-term debt (Note 11)	-	607,015
Lease liabilities (Note 9)	170,815	221,222
	2,362,560	2,691,682

EQUITY
Share capital (Note 12)	240,033,854	230,593,327
Equity reserves (Note 12)	48,000,108	41,641,336
Deficit	(106,666,359)	(81,282,105)
Accumulated other comprehensive loss	184,470	(151,115)
	181,552,073	190,801,443

	183,914,633	193,493,125

Nature of operations (Note 1)

Subsequent events (Note 18)

Approved on behalf of the Board of Directors on January 26, 2023:

/s/ Ben Binninger	/s/ Claudia Tornquist
Ben Binninger, Director	Claudia Tornquist, Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

American Lithium Corp.

(Expressed in Canadian Dollars – unaudited)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

	For the three months ended November 30,		For the nine months ended November 30,
	2022	2021	2022	2021
	$	$	$	$
Operating Expenses
Conference and tradeshow	109,818	24,886	226,676	31,083
Consultancy and employment costs	366,692	67,020	849,050	200,495
Depreciation (Notes 6 and 9)	22,984	5,468	67,974	8,777
Exploration and evaluation expenditures (Note 10)	2,370,755	1,237,341	11,401,964	3,390,944
Finance charge (Notes 9 and 11)	7,627	34,755	83,482	109,830
Foreign exchange loss (gain)	82,409	(29,914)	479,468	51,714
General and administrative	86,753	52,134	165,221	111,944
Insurance	86,335	31,793	133,167	54,529
Management fees (Note 10)	393,713	331,968	1,222,667	1,965,253
Marketing	159,993	69,986	559,030	590,059
Professional fees	397,850	207,144	1,733,163	739,117
Regulatory and transfer agent fees	381,713	98,920	1,293,375	299,790
Rent	1,225	12,827	31,180	51,827
Share-based compensation (Notes 10 and 12)	2,071,572	2,630,756	8,325,313	9,142,535
Travel	43,427	79,966	274,808	118,848
	(6,582,866)	(4,855,050)	(26,846,538)	(16,866,745)

Other items
Interest income	185,666	24,903	482,495	24,960
Other income (Note 17)	888,741	-	888,741	-

Net loss for the period	(5,508,459)	(4,830,147)	(25,475,302)	(16,841,785)

Other comprehensive loss
Foreign currency translation adjustment	71,486	(195,490)	335,585	(145,943)

Comprehensive loss for the period	(5,436,973)	(5,025,637)	(25,139,717)	(16,987,728)

Basic and diluted loss per share	(0.03)	(0.03)	(0.12)	(0.10)

Weighted average number of common shares outstanding – basic and diluted	208,247,510	187,116,261	206,747,518	167,791,437

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

American Lithium Corp.

(Expressed in Canadian Dollars – unaudited)

Condensed Interim Consolidated Statements of Cash Flows

	For the nine months ended November 30,
	2022	2021
	$	$
OPERATING ACTIVITIES
Net loss for the period	(25,475,302)	(16,841,785)
Items not affecting cash and cash equivalents:
Depreciation	67,974	8,777
Finance charge	83,482	109,830
Foreign exchange	-	8,762
Share-based compensation	8,325,313	9,142,535
Accrued interest receivable	(345,011)	(84)
Changes in non-cash working capital items:
Amounts receivable	(59,763)	(153,292)
Prepaid expenses and deposits	127,930	(213,684)
Accounts payable and accrued liabilities	665,418	865,928
Due to related parties	(92,389)	193,356
Cash used in operating activities	(16,702,348)	(6,879,657)

INVESTING ACTIVITIES
Cash acquired from acquisition	-	3,662,792
Exploration and evaluation assets expenditures	(4,600,811)	(11,058)
Redemption of term deposit	5,000,000	-
Purchase of cashable term deposits	11,218,673	-
Purchase of equipment	(9,777)	(10,255)
Restricted cash	-	(3,250,000)
Refund of reclamation bonds	64,775	-
Cash paid for acquisition	-	(276,549)
Cash provided by investing activities	11,672,860	114,930

FINANCING ACTIVITIES
Proceeds from shares issuance	-	50,038,700
Share issuance costs	-	(2,863,694)
Repayment of note payable	-	(200,000)
Stock options exercised	2,547,229	3,131,708
Warrants exercised	382,805	10,129,642
Repayment of long-term debt	(1,051,075)	(401,512)
Repayment of lease liabilities	(13,080)	(2,229)
Cash provided by financing activities	1,865,879	59,832,615

Effect of foreign exchange on cash and cash equivalents	370,663	(145,944)

Change in cash and cash equivalents during the period	(2,792,946)	52,921,944

Cash and cash equivalents, beginning of period	19,698,762	5,506,326

Cash and cash equivalents, end of period	16,905,816	58,428,270

Supplementary cash flow disclosures (Note 16)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

American Lithium Corp.

(Expressed in Canadian Dollars – unaudited)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

			Reserve
	Number of Shares	Share Capital	Warrants	Stock Options	RSU	Total	Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	#	$	$	$	$	$	$	$	$
Balance as at February 28, 2021	125,520,736	69,239,559	-	4,176,908	-	4,176,908	(57,779,620)	-	15,636,847

Units issued for acquisition	36,891,918	78,948,705	24,520,213	-	-	24,520,213	-	-	103,468,918
Plateau warrants assumed	-	-	3,869,201	-	-	3,869,201	-	-	3,869,201
Replacement options issued	-	-	-	1,644,993	-	1,644,993	-	-	1,644,993
Finders’ shares issued for acquisition	867,882	1,865,947	-	-	-	-	-	-	1,865,947
Shares and warrants issued for exploration and evaluation assets	6,633,265	13,773,366	88,575	-	-	88,575	-	-	13,861,941
Private placement	20,726,750	50,038,700	-	-	-	-	-	-	50,038,700
Share issue costs	-	(3,242,398)	378,704	-	-	378,704	-	-	(2,863,694)
Share-based compensation	-	-	-	9,142,535	-	9,142,535	-	-	9,142,535
Stock options exercised	2,805,098	5,391,621	-	(2,259,913)	-	(2,259,913)	-	-	3,131,708
Stock options cancelled	-	-	-	(8,742)	-	(8,742)	8,742	-	-
Warrants exercised	9,389,363	12,537,207	(2,407,565)	-	-	(2,407,565)	-	-	10,129,642
Warrants expired	-	-	(35,533)	-	-	(35,533)	35,533	-	-
Loss for the period	-	-	-	-	-	-	(16,841,785)	-	(16,841,785)
Other comprehensive loss	-	-	-	-	-	-	-	(145,943)	(145,943)
Balance as at November 30, 2021	202,835,012	228,552,707	26,413,595	12,695,781	-	39,109,376	(74,577,130)	(145,943)	192,939,010

Share-based compensation	-	-	-	2,974,072	172,093	3,146,165	-	-	3,146,165
Stock options exercised	600,000	1,178,063	-	(498,814)	-	(498,814)	-	-	679,249
Warrants exercised	845,097	862,557	(115,391)	-	-	(115,391)	-	-	747,166
Loss for the period	-	-	-	-	-	-	(6,704,975)	-	(6,704,975)
Other comprehensive loss	-	-	-	-	-	-	-	(5,172)	(5,172)
Balance as at February 28, 2022	204,280,109	230,593,327	26,298,204	15,171,039	172,093	41,641,336	(81,282,105)	(151,115)	190,801,443

Shares issued for exploration and evaluation assets	2,250,000	4,635,000	-	-	-	-	-	-	4,635,000
Share-based compensation	-	-	-	4,269,553	4,055,760	8,325,313	-	-	8,325,313
Stock options exercised	1,792,267	4,191,940	-	(1,644,711)	-	(1,644,711)	-	-	2,547,229
Stock options expired	-	-	-	(91,048)	-	(91,048)	91,048	-	-
Warrants exercised	205,935	613,587	(230,782)	-	-	(230,782)	-	-	382,805
Loss for the period	-	-	-	-	-	-	(25,475,302)	-	(25,475,302)
Other comprehensive income	-	-	-	-	-	-	-	335,585	335,585
Balance as at November 30, 2022	208,528,311	240,033,854	26,067,422	17,704,833	4,227,853	48,000,108	(106,666,359)	184,470	181,552,073

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

1.	NATURE OF OPERATIONS

American Lithium Corp. (the “Company”) is incorporated in the Province of British Columbia. The Company is engaged in the business of identification, acquisition, and exploration of mineral interests. The Company’s head office is located at 710 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada, and its registered and records office is located at Suite 2200, 885 West Georgia Street, Vancouver, BC, V6C 3E8, Canada. The Company’s common shares are listed for trading on Tier 2 of the TSX Venture Exchange (the “Exchange”) under the symbol “LI”, the Frankfurt Stock Exchange under the symbol “5LA”, and the NASDAQ exchange under the symbol “AMLI” effective January 10, 2023.

The Company had a working capital position of $36,058,791 as at the date of these condensed interim consolidated financial to fund ongoing development of its properties and provide general working capital. The continuing operations of the Company remain dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future and to settle liabilities arising from normal business operations as they become due.

As at November 30, 2022, the Company was in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown as exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a net loss of $25,475,302 (November 30, 2021 – $16,841,785) for the nine months ended November 30, 2022. As at November 30, 2022, the Company had an accumulated deficit of $106,666,359 (February 28, 2022 – $81,282,105), which has been funded primarily by the issuance of equity. The Company’s ability to continue as a going concern and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenue sufficient to cover its operating costs. Management believes that the Company has sufficient working capital to meet the Company’s obligations over the next 12 months.

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounts Standards (“IAS”) 34, “Condensed Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

This financial report does not include all the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in the financial position and performance of the Company since the end of the last annual reporting period. Therefore, it is recommended that this financial report be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended February 28, 2022.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

2.	BASIS OF PRESENTATION (continued)

Statement of compliance (continued)

The preparation of condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Estimates with a significant risk of material adjustment are discussed in Note 3(a).

Certain accounts have been reclassified to be consistent with the current period classification.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on January 26, 2023.

Principles of consolidation

The condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries:

Name	Jurisdiction
American Lithium Holdings Corp.	British Columbia, Canada
Big Smoky Holdings, Inc.	Nevada, USA
Tonopah Lithium Corp.	Nevada, USA
Plateau Energy Metals Inc. (“Plateau”)	Ontario, Canada
Macusani Yellowcake S.A.C. (“Macusani”)	Peru

All intercompany transactions, balances, revenue and expenses are eliminated on consolidation. During the nine months ended November 30, 2022, the Company amalgamated 1032701 Nevada Ltd., 1065604 Nevada Ltd., 1067323 Nevada Ltd., 1134989 Nevada Ltd., 1301420 Nevada Ltd., and 4286128 Nevada Corp. as one company under Tonopah Lithium Corp. In addition, the Company amalgamated Big Smoky Holdings Corp. as one company under American Lithium Holdings Corp.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, and contingent liabilities as at the date of the condensed interim consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The more significant area is as follows:

•	the estimates and assumptions used in the determination of the measurement of the share-based payments.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which continues to mutate, has adversely impacted public health systems and has adversely affected workforces, customers, economies, and financial markets globally. After an almost two-year hiatus, a level of normalcy is returning to many economies, yet an ongoing disruption to supply chains is still evident and could potentially lead to a further economic downturn. The overall impact of the pandemic has been to retard the Company’s exploration activity, and whilst this retardation is largely behind us, the course of the disease is uncertain and could yet have adverse impacts on the Company’s activities, which cannot reliably be predicted or quantified.

b)	Functional currency

The reporting and functional currency of the Company and its subsidiaries is the Canadian dollar, except for Macusani where the functional currency is the US dollar.

Transactions in currencies other than an entity’s functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Income and expenses are translated at average rates in effect during the period except for depreciation, which is translated at historical rates. The resulting gains or losses are reflected in profit or loss in the period of translation. Where applicable, the functional currency is translated into the presentation currency using the period end rates for assets and liabilities, while the operations and cash flows are translated using average rates of exchange and the exchange differences arising on translation are recognized in other comprehensive loss. The Company treats specific intercompany balances, which are not intended to be repaid in the foreseeable future, as part of its net investment, whereby the exchange difference on translation is recorded in other comprehensive loss.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Accounting pronouncements not yet adopted

The following is a listing of amendments, revisions and new International Financial Reporting Standards issued but not yet effective. The Company is currently assessing the impact of adopting the following standards on the condensed interim consolidated financial statements, as described below:

•	IAS 1 – Presentation of Financial Statements: On January 23, 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendments clarify that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity, instruments, other assets, or services to the counterparty. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied retrospectively, with early adoption permitted. The Company is currently assessing the financial impact of the amendment and expects to apply the amendment at the effective date.

4.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents include an aggregate of $11,191,173 in cashable guaranteed investment certificates (“GICs”) including accumulated interest, which earn a weighted average interest of 3.20% per annum and mature between July 31, 2023 and September 28, 2023.

In addition, the Company has a $54,032 (US$40,000) cashable GIC, which earns interest 0.61% per annum and mature on April 14, 2023, and an additional $27,500 GIC, which earns interest at 3% per annum and matures on November 29, 2023. These cashable GICs have been assigned as security for the Company’s credit cards to the Bank of Nova Scotia and the Toronto Dominion Bank, respectively.

5.	SHORT-TERM INVESTMENTS

The Company has an aggregate of $20,258,187 in GIC’s including accumulated interest, which earn a weighted average interest of 4.05% per annum and mature between December 28, 2022 and August 28, 2023.

In addition, the Company has a $25,000 GIC, which earns interest at 0.45% per annum and matures on December 16, 2022. This GIC has been assigned as security for the Company’s credit cards to the Bank of Nova Scotia.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

6.	PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture Equipment	Leasehold Improvement	Total
	$	$	$	$
Cost:
Balance, February 28, 2021	2,705	15,957	-	18,662
Additions	10,255	-	30,959	41,214
Balance, February 28, 2022	12,960	15,957	30,959	59,876
Additions	-	9,777	-	9,777
Balance, November 30, 2022	12,960	25,734	30,959	69,653

Depreciation:
Balance, February 28, 2021	204	927	-	1,131
Depreciation for the year	3,904	3,006	2,064	8,974
Balance, February 28, 2022	4,108	3,933	2,064	10,105
Depreciation for the period	3,651	2,537	4,644	10,832
Balance, November 30, 2022	7,759	6,470	6,708	20,937

Net book value:
As at February 28, 2022	8,852	12,024	28,895	49,771
As at November 30, 2022	5,201	19,264	24,251	48,716

7.	EXPLORATION AND EVALUATION ASSETS

	TLC property	Falchani property	Macusani property	Total
	$	$	$	$
Balance, February 28, 2021	11,509,494	-	-	11,509,494

Additions:
Acquisition costs	13,753,060	93,737,781	16,534,354	124,025,195
Maintenance fees	11,058	-	-	11,058
Balance, February 28, 2022	25,273,612	93,737,781	16,534,354	135,545,747

Additions:
Acquisition costs	4,083,681	5,152,130	-	9,235,811

Balance, November 30, 2022	29,357,293	98,889,911	16,534,354	144,781,558

Tonopah Claystone Claims (“TLC”) Property – Nevada, USA

In August 2018, the Company finalized a purchase/royalty agreement with Nevada Alaska Mining Co., Inc. (“TLC Royalty Holder”), who has the claims and title to a series of unpatented lode mining claims located in Nye County, Nevada, USA (the “TLC Property”), subject to an overriding 2.5% gross royalty. The Company issued 250,000 common shares at a fair value of $130,000 and paid $131,785 (US$100,000) to TLC Royalty Holder to acquire a 100% undivided interest in the TLC property.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

7.       EXPLORATION AND EVALUATION ASSETS (continued)

Tonopah Claystone Claims (“TLC”) Property – Nevada, USA (continued)

In addition, if the Company reports a combined mineral resource on the TLC Property exceeding 500,000 tons of Lithium Carbonate Equivalent (“LCE”) across all reserve categories, the Company will issue a bonus payment of 250,000 shares to TLC Royalty Holder. An additional 250,000 shares will be issued to TLC Royalty Holder if the calculation exceeds 1,500,000 tons of LCE. On June 16, 2020, the Company issued 500,000 common shares at a fair value of $320,000 due to the LCE calculation on the TLC Property.

In July 2020, the Company entered into a royalty buyback agreement with TLC Royalty Holder under which the Company bought back one-and-one-half percent (1.5%) of the existing gross overriding royalty pertaining to the TLC Property in consideration for $200,880 (US$150,000) and 843,750 common shares to the TLC Royalty Holder. The common shares were issued on July 16, 2020 at a fair value of $1,805,625. In addition, the Company closed a share purchase agreement with the shareholder of Esoteric Consulting Ltd. (“Esoteric”) whereby the Company purchased 100% of the outstanding shares of Esoteric. Esoteric’s only asset is its ownership of 50% of the issued outstanding shares 4286128 Nevada Corp. (“4286128 Nevada”), which holds the title to a series of lode mining claims located in Nye County, Nevada, contiguous to and north and northwest of the TLC Property. On the same day, the Company, through Esoteric, acquired the remaining 50% of the issued and outstanding shares of 4286128 Nevada. Pursuant to these share purchase agreements, the Company issued 4,000,000 common shares of the Company at a fair value of $7,320,000, which has been accounted for as an asset acquisition.

In September 2020, the Company entered into a real estate property purchase agreement to acquire over 300 acres of privately held lands and the accompanying 1,176 acre-feet of water rights. (“TLC Water Rights Agreement”). The transfer of the property interest and the water rights was finalized for total consideration of US$1.3 million, of which the Company paid $349,488 (US$265,000) on closing and issued a promissory note for $1,363,613 (US$1,035,000) to the vendors. In August 2022, the Company repaid the remaining balance of the promissory note (Note 11).

In April 2021, the Company closed a share purchase agreement with the shareholder of 1301420 BC Ltd. (“1301420 BC”) whereby the Company purchased 100% of the outstanding shares of 1301420 BC. 1301420 BC’s only asset is comprised of its ownership of 100% of the issued outstanding shares 1301420 Nevada Ltd. (“1301420 Nevada”), which holds the title to a series of mining claims located in Esmeralda County, Nevada, contiguous and to the west of the TLC Property. The claims are not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 4,000,000 common shares of the Company at a fair value of $7,200,000. The acquisition has been accounted for as an asset acquisition.

In September 2021, the Company closed a share purchase agreement with Big Smoky Holdings Corp. (“Big Smoky”) and the shareholders of Big Smoky, whereby the Company purchased 100% of the outstanding shares of Big Smoky. Through its wholly-owned subsidiary, Big Smoky controls the Crescent Dunes Project (“Crescent Dunes”) located in Nye County, Nevada, contiguous with the TLC Property. The Company acquired full title to Crescent Dunes, which is not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 2,500,000 common shares of the Company at a fair value of $6,300,000 and assumed liabilities of $253,060 (US$200,000). The acquisition has been accounted for as an asset acquisition.

In June 2022, the Company closed an agreement to acquire certain privately held agricultural lands along with certain water rights, in the Big Smoky Valley, close to the Company’s TLC Property. Pursuant to the terms of the agreement, the Company paid the vendors a total of $4,083,681 (US$3,155,822) in cash on closing.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

7.       EXPLORATION AND EVALUATION ASSETS (continued)

Falchani Property – Puno, Peru

In May 2021, following the acquisition of Plateau and its Peruvian subsidiary, Macusani SAC, the Company holds title to, or has court injunctions preserving title, on mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru.

In June 2022, the Company entered into a mining rights transfer agreement to acquire additional concessions in Southern Peru, close to the Company’s Falchani Property. The Company paid $517,130 (US$400,000) and issued 2,250,000 common shares of the Company with a fair value of $4,635,000 to the vendor.

Macusani Property – Puno, Peru

In May 2021, following the acquisition of Plateau and its subsidiary Macusani SAC, the Company holds title, or has court injunctions preserving title, on mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru.

32 of the 151 Falchani and Macusani Property concessions held by the American Lithium’s subsidiary, Macusani SAC, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru (“INGEMMET”) and the Mining Council of the Ministry of Energy and Mines of Peru (“MINEM”) in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the 151 concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on these 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures restored the title, rights, and validity of those 32 concessions to Macusani.

In November 2021, the Company was made aware and announced that the judicial ruling in relation to those 32 concessions had been issued in favour of Macusani. On November 16, 2021, the Company announced that it had received official notification of the judicial ruling restoring full title to these concessions. On November 25, 2021, the Company confirmed that, as expected, appeals of the judicial ruling were lodged, including by INGEMMET and MINEM. These appeals will be considered by a high court tribunal in due course which is anticipated for early 2023. If the Company does not ultimately obtain a successful resolution of the Processes, Macusani’s title to the concessions could be revoked.

8.	RECLAMATION DEPOSITS

Reclamation deposits of $606,112 (February 28, 2022 – $632,935) as at November 30, 2022, consisted of a term deposit and bonds recorded at cost and held as security by the State of Nevada, with regard to certain exploration properties described in Note 7.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

9.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Right-of-Use Assets

Office Leases
Cost:	$
As at February 28, 2021	-
Additions	301,440
Foreign exchange adjustment	2,998
As at February 28, 2022	304,438
Foreign exchange adjustment	7,360
As at November 30, 2022	311,798
Depreciation:
As at February 28, 2021	-
Charge for the year	25,088
Foreign exchange adjustment	(11)
As at February 28, 2022	25,077
Charge for the period	57,142
Foreign exchange adjustment	1,868
As at November 30, 2022	84,087
Net book value:
As at February 28, 2022	279,361
As at November 30, 2022	227,711

Depreciation of right-of-use assets is calculated using the straight-line method over the remaining lease term.

Lease Liabilities

$
As at February 28, 2021	-
Addition	301,440
Lease payments made	(31,480)
Finance charge	11,891
Foreign exchange adjustment	3,008
As at February 28, 2022	284,859
Lease payments made	(71,660)
Finance charge	24,004
Foreign exchange adjustment	5,723
242,926
Less: current portion	(72,111)
As at November 30, 2022	170,815

The lease liabilities were discounted at a discount rate of 12%.

The remaining minimum future lease payments, excluding estimated operating costs, for the term of the lease including assumed renewal periods are as follows:

Fiscal 2023	$24,316
Fiscal 2024	97,762
Fiscal 2025	86,807
Fiscal 2026	51,443
Fiscal 2027	34,961

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

10.	related party transactions

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	For the nine months ended November 30,
	2022	2021
	$	$
Exploration and evaluation expenditures	254,242	-
Management fees	1,222,667	1,965,254
Share-based compensation	4,419,070	5,051,616
	5,895,979	7,016,870

All related party transactions are recorded at the amount agreed to by the Company and the related party.

As at November 30, 2022, the Company owed $100,722 (February 28, 2022 – $193,111) to companies controlled by officers and directors of the Company for unpaid management fees and exploration and evaluation expenses.

11.	Long-term debt

In September 2020, the Company entered into the TLC Water Rights Agreement (Note 7). Pursuant to the agreement, the Company issued a promissory note for $1,363,613 (US$1,035,000) to be paid in four equal annual installments of $328,561 (US$258,750) plus accrued interest at a rate of 5% per annum. The promissory note was secured by a first priority deed of trust on the property related to this TLC Water Rights Agreement. On recognition, the promissory note was measured by discounting the annual installments plus accrued interest using a discount rate of 15%

$
As at February 28, 2021	1,139,269
Finance charge	139,986
Payment made	(401,512)
Foreign exchange adjustment	17,051
As at February 28, 2022	894,794
Finance charge	59,478
Payment made	(1,051,075)
Foreign exchange adjustment	96,803
As at November 30, 2022	-

In August 2022, the Company repaid the promissory note in full.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

12. sHARE CAPITAL

Authorized

Unlimited number of common shares, without par value.

Issued

During the nine months ended November 30, 2022:

In June 2022, the Company issued 2,250,000 common shares of the Company at a fair value of $4,635,000 in relation to the acquisition of additional concessions in Falchani Property. (Note 7)

The Company issued 205,935 common shares in connection with the exercise of 205,935 warrants with a weighted average exercise price of $1.86 for total proceeds of $382,805. As a result, the Company transferred $230,782 representing the carrying value of the exercised warrants from reserves to share capital. The Company also issued 1,792,267 common shares in connection with the exercise of 1,792,267 stock options with a weighted average exercise price of $1.41 for total proceeds of $2,547,299. As a result, the Company transferred $1,644,711 representing the carrying value of the exercised options from reserves to share capital.

During the year ended February 28, 2022:

In April 2021, the Company closed a non-brokered private placement financing of 7,518,750 units at a price of $2.00 per unit for gross proceeds of $15,037,500. Each unit consisted of one common share of the Company and one-half share purchase warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $3.00 and expires in April 2024. The Company incurred aggregate share issuance costs totaling $651,551 and issued 295,125 non-transferable warrants to certain finders with a fair value of $378,704 in relation to the financing.

In May 2021, the Company completed the acquisition of Plateau by issuing 36,891,918 units of the Company. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $3.00 and expires in May 2024. The 36,891,918 common shares issued had a fair value of $78,948,705. In addition, the Company paid finder’s fee of $200,000 in cash and issued 867,882 finder’s common shares with a fair value of $1,865,947.

In May 2021, the Company issued 4,000,000 common shares of the Company at a fair value of $7,200,000 to acquire 1301420 BC and 1301420 Nevada (Note 7).

In July 2021, the Company issued an additional 133,265 common shares of the Company at a fair value of $273,366 in relation to the acquisition of Plateau.

In September 2021, the Company issued 2,500,000 common shares of the Company at a fair value of $6,300,000 to acquire Big Smoky (Note 7).

In November 2021, the Company closed a brokered private placement financing of 13,208,000 units at a price of $2.65 per unit for gross proceeds of $35,001,200. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $4.00 for a period of two years and expire in November 2023. The Company incurred aggregate share issuance costs totaling $2,212,143 in relation to the financing.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

12. sHARE CAPITAL (continued)

Issued (continued)

The Company issued 10,234,460 common shares in connection with the exercise of 10,234,460 warrants with a weighted average exercise price of $1.06 for total proceeds of $10,876,808. As a result, the Company transferred $2,522,956 representing the carrying value of the exercised warrants from reserves to share capital. The Company also issued 3,405,098 common shares in connection with the exercise of 3,405,098 stock options with a weighted average exercise price of $1.12 for total proceeds of $3,811,726. As a result, the Company transferred $2,758,727 representing the carrying value of the exercised options from reserves to share capital.

Warrant issuances

During the nine months ended November 30, 2022, the Company issued 72,968 warrants in relation to the exercises of Plateau’s warrants.

During the year ended February 28, 2022, the Company issued the following warrants:

•	In connection with the April 2021 private placement, 3,759,375 warrants and 295,125 finders’ warrants with an exercise price of $3.00.
•	In connection with the acquisition of Plateau, 18,512,592 listed warrants with an exercise price of $3.00. The warrants were valued at $24,608,788 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.49%, forfeiture rate of 0%, no annual dividends, expected volatility of 114% and a market price of shares at grant date $2.14.
•	In addition, the Company assumed 11,290,820 Plateau’s warrants and each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common share and a half warrant. The warrants were valued at $3,869,201 using the Black-Scholes option pricing model based on the following weighted average assumptions: risk-free interest rate of 0.36%, forfeiture rate of 0%, no annual dividends, expected volatility of 101% and a market price of shares at grant date $2.14.
•	In connection with the November 2021 private placement, 6,604,000 warrants with an exercise price of $4.00.

Details of common share purchase warrants outstanding as at November 30, 2022 are as follows:

Number of warrants	Exercise price	Remaining life	Expiry date
	$	(years)
6,504,000	4.00	0.93	November 3, 2023
3,024,375	3.00	1.42	April 29, 2024
295,125	3.00	1.42	April 29, 2024
19,487,507	3.00	1.45	May 11, 2024
29,311,007

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

12. sHARE CAPITAL (continued)

Warrants issuances (continued)

In connection with the acquisition of Plateau, details of Plateau’s warrants outstanding at November 30, 2022 are as follows:

Number of warrants*	Exercise price	Number of shares issuable	Remaining life	Expiry date
	$		(years)
1,375,287	0.40	398,833	1.41	April 27, 2024
836,210	0.40	242,501	1.45	May 12, 2024
109,324	0.40	31,704	1.45	May 12, 2024
17,322	0.40	5,023	1.45	May 13, 2024
2,338,143		678,061

*Each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common shares and at a fixed ratio of 0.145 for the Company’s warrants exercisable until May 11, 2024 at $3.00.

A summary of changes of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
		$
Balance, February 28, 2021	6,327,400	0.29
Issued	31,401,208	3.00
Exercised	(8,430,569)	0.94
Balance, February 28, 2022	29,298,039	3.21
Issued	72,968	3.00
Exercised	(60,000)	3.00
Balance, November 30, 2022	29,311,007	3.22

A summary of changes of Plateau warrants outstanding is as follows:

	Warrants*	Weighted average exercise price
		$
Balance, February 28, 2021	-	-
Assumed	11,290,820	0.50
Exercised	(6,220,315)	0.42
Expired	(2,232,362)	0.87
Balance, February 28, 2022	2,838,143	0.40
Exercised	(500,000)	0.40
Balance, November 30, 2022	2,338,143	0.40

*Each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common shares and at a fixed ratio of 0.145 for the Company’s warrants exercisable until May 11, 2024 at $3.00.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

12. sHARE CAPITAL (continued)

Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 10% of the issued shares of the Company.

In May 2021 and in connection with the acquisition of Plateau, the Company issued 1,423,210 replacement stock options with a weighted average exercise price of $2.51 and a fair value of $1,644,993.

In June 2021, the Company granted 7,050,000 stock options to certain officers, directors, and consultants of the Company at an exercise price of $2.17. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 six months from the date of grant and 1/3 on the first anniversary. The options were valued at $9,494,940 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.97%, forfeiture rate of 0%, no annual dividends, expected volatility of 114% and a grant date market share price at $1.73.

In August 2021, the Company granted 500,000 stock options to a consultant of the Company at an exercise price of $1.81. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 six months from the date of grant and 1/3 on the first anniversary. The options were valued at $784,050 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.87%, forfeiture rate of 0%, no annual dividends, expected volatility of 113% and a grant date market share price at $1.95.

In February 2022, the Company granted 1,750,000 stock options to certain officers, directors, and consultants of the Company at an exercise price of $3.63. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 six months from the date of grant, and 1/3 on the first anniversary. The options were valued at $5,002,025 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 1.79%, forfeiture rate of 0%, no annual dividends, expected volatility of 110% and a grant date market share price at $3.61.

In June 2022, the Company granted 100,000 stock options to a consultant at an exercise price of $2.74. These options were granted for a period of five years, vested as follow: 1/4 three months from the date of grant, 1/4 six months from the date of grant, 1/4 nine months from the date of grant, and 1/4 on the first anniversary. The options were valued at $144,340 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 3.17%, forfeiture rate of 0%, no annual dividends, expected volatility of 110% and a grant date market share price at $1.90.

In July 2022, the Company granted 250,000 stock options to a director and a member of senior management at an exercise price of $1.91. These options were granted for a period of five years, vested as follow: 1/4 three months from the date of grant, 1/4 six months from the date of grant, 1/4 nine months from the date of grant, and 1/4 on the first anniversary. The options were valued at $144,340 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 3.17%, forfeiture rate of 0%, no annual dividends, expected volatility of 110% and a market price of shares at grant date $1.90.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

12. sHARE CAPITAL (continued)

Stock options (continued)

In October 2022, the Company granted 150,000 stock options to a director at an exercise price of $2.14. These options were granted for a period of five years, vested as follow: 1/4 three months from the date of grant, 1/4 six months from the date of grant, 1/4 nine months from the date of grant, and 1/4 on the first anniversary. The options were valued at $262,860 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 3.41%, forfeiture rate of 0%, no annual dividends, expected volatility of 104% and a market price of shares at grant date $2.24.

During the nine months ended November 30, 2022, the Company recorded share-based compensation of $4,269,553 (November 30, 2021 – $9,142,535) in relation to stock options.

As at November 30, 2022, the following options were outstanding and exercisable:

Number of options outstanding	Number of options Exercisable	Exercise price	Remaining life	Expiry date
		$	(years)
251,208	251,208	3.31	0.11	January 9, 2023
700,000	700,000	0.31	0.20	February 9, 2023
125,000	125,000	0.35	0.58	June 29, 2023
145,000	145,000	3.93	0.72	August 17, 2023
195,750	195,750	2.24	1.40	April 23, 2024
200,000	200,000	0.25	2.19	February 4, 2025
2,160,367	2,160,367	1.28	2.80	September 17, 2025
63,115	63,115	1.03	3.03	December 9, 2025
6,358,335	6,358,335	2.17	3.53	June 10, 2026
500,000	500,000	1.81	3.74	August 25, 2026
1,750,000	1,166,667	3.63	4.22	February 16, 2027
100,000	25,000	2.74	4.58	June 29, 2027
250,000	62,500	1.91	4.60	July 4, 2027
150,000	-	2.14	4.85	October 4, 2027
12,948,775	11,952,942

A summary of changes of stock options outstanding is as follows:

	Options	Weighted average exercise price
		$
Balance, February 28, 2021	7,030,000	0.92
Granted	10,723,210	3.09
Exercised	(3,405,098)	1.12
Cancelled	(8,337)	3.02
Balance, February 28, 2022	14,339,775	2.00
Granted	500,000	2.15
Exercised	(1,792,267)	1.41
Cancelled/Expired	(98,733)	1.61
Balance, November 30, 2022	12,948,775	2.09

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

12. sHARE CAPITAL (continued)

Restricted share units

In February 2022, the Company adopted an incentive plan for its directors, officers, and employees, under which it is authorized to grant a maximum of 5% of the Company’s issued shares reserved for issuance for restricted share units (“RSUs”) under the incentive plan. Upon vesting, at the Company’s discretion, the holder of an RSU award can receive one common share or the equivalent cash payment based on the market price of the common share on settlement date. The aggregate number of RSUs granted to any one recipient in a 12-month period is limited to 2% of the issued shares of the Company.

In August 2022, the newly adopted incentive plan received approval by the shareholders. The RSU grants described below were subject to such approval.

In February 2022, the Company granted 2,900,000 RSUs to certain officers and directors of the Company with a fair value of $10,469,000, of which $172,093 was expensed during the year ended February 28, 2022 and $3,943,801 was expensed during the nine months ended November 30, 2022. The RSUs will vest on February 16, 2024.

In July 2022, the Company granted 225,000 RSUs to a director and a member of senior management of the Company with a fair value of $423,000, of which $85,759 was expensed during the nine months ended November 30, 2022. The RSUs vest on July 4, 2024.

In October 2022, the Company granted 150,000 RSUs to a director of the Company with a fair value of $336,000, of which $26,200 was expensed during the nine months ended November 30, 2022. The RSUs vest on October 4, 2024.

RSU transactions are summarized as follows:

Number of RSUs
Balance, February 28, 2021	-
Granted	2,900,000
Balance, February 28, 2022	2,900,000
Granted	375,000
Balance, November 30, 2022	3,275,000

During the nine months ended November 30, 2022, the Company recorded share-based compensation of $4,055,760 (November 30, 2021 – $nil) in relation to RSUs.

13. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long-term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders’ equity in its management of capital.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

13. CAPITAL MANAGEMENT (continued)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company’s investment policy is to invest its cash in low-risk investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

There were no changes in the Company’s management of capital during the nine months ended November 30, 2022.

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, term deposits, amounts receivable, prepaid expenses and deposits, and accounts payable and accrued liabilities. As at November 30, 2022, the Company classifies its cash and cash equivalents and term deposits as fair value through profit and loss and its amounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, and due to related parties at amortized cost. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies the fair value of these financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Cash and cash equivalents and term deposits is classified under Level 1.

Level 2 – Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices). The Company does not have any financial instruments classified under Level 2.

Level 3 – Valuations in the level are those with inputs for the asset or liability that are not based on observable market data. Accounts payable and accrued liabilities are classified under Level 3.

The Company’s financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and term deposits. The carrying amount of financial assets represents the maximum credit exposure. As at November 30, 2022, the Company has gross credit exposure relating to cash and cash equivalents and term deposits of $37,189,110. The cash and cash equivalents and term deposits are held at Canadian chartered and investment banks and the Company considers the credit risk to be minimal.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. As at November 30, 2022, the Company had a cash and cash equivalents balance of $16,905,816 to settle current liabilities of $2,191,745. Liquidity risk is assessed as low.

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts payable and accrued liabilities, and long-term debt that are denominated in a foreign currency. As at November 30, 2022, the Company had net assets of US$13,795,849. A 10% fluctuation in the foreign exchange rate of the United States dollar against the Canadian dollar would result in a foreign exchange gain/loss of approximately US$1,379,585.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has cash and cash equivalents balances and term deposits with interest based on the prime rate. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Commodity Price Risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of lithium and uranium. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

During the nine months ended November 30, 2022, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

15.	SEGMENTED INFORMATION

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

November 30, 2022	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	29,357,293	115,424,265	144,781,558
Other assets	37,247,494	783,893	1,101,688	39,133,075
Total assets	37,247,494	30,141,186	116,525,953	183,914,633

February 28, 2022	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	25,273,612	110,272,135	135,545,747
Other assets	56,195,260	748,537	1,003,581	57,947,378
Total assets	56,195,260	26,022,149	111,275,716	193,493,125

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

16.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the nine months ended November 30,
	2022	2021
	$	$
Supplemental cash-flow disclosure:
Interest	382,751	-
Income taxes	-	-

Supplemental non-cash disclosure:
Shares issued for exploration and evaluation assets acquisition	4,635,000	13,773,366
Warrants issued for exploration and evaluation assets acquisition	-	88,575
Shares issued for the acquisition of Plateau	-	103,468,918
Capitalization of right-of-use assets and lease liabilities	-	189,066
Finders' shares issued for acquisition	-	1,865,947
Replacement stock options issued	-	1,644,993
Replacement warrants issued	-	3,869,201
Property and equipment in accounts payable	-	30,959
Reclassification of stock options exercised	1,644,711	2,259,913
Reclassification of stock options cancelled	91,048	8,742
Reclassification of warrants issued	-	378,704
Reclassification of warrants exercised	230,782	2,407,565
Reclassification of warrants expired	-	35,533

17.	CONTINGENCIES

In May 2021, the Ontario Securities Commission (“OSC”) issued a Notice of Hearing and Statement of Allegations to Plateau and two of its officers (collectively the “Executives”), commencing regulatory proceedings to consider whether Plateau met obligations related to continuous disclosure, associated filings and related activities with respect to the status of Plateau’s title to 32 mineral concessions in Peru, which were the subject of a regulatory dispute, as discussed in Note 7. In November 2022, Plateau and the Executives concluded a settlement with OSC and the matter is now closed. In addition, proceeds from a directors & officers insurance claim recouped a portion of the legal fees associated with these proceedings and recorded as other income.

18.	SUBSEQUENT EVENTS

a)	Subsequent to November 30, 2022, the Company issued 272,050 common shares in connection with the exercise of 272,050 stock options with a weighted average exercise price of $1.15 for total proceeds of $312,565 and 441,242 common shares in connection with the exercise of 441,242 share purchase warrants for total proceeds of $1,387,226.

b)	In January 2023, the Company entered into an agreement to buy back the remaining one percent (1%) gross overriding royalty on the Company’s wholly owned TLC Lithium Project. Pursuant to the terms of the agreement, the Company issued 950,000 common shares of the Company to the royalty holder. The shares will be subject to a statutory hold period of four months and one day.

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2022 and 2021

(Expressed in Canadian Dollars – unaudited)

18.	SUBSEQUENT EVENTS (continued)

c)	In January 2023, the Company entered into an agreement to acquire an additional eight (8) lode mining claims located in Nye County in the State of Nevada. Pursuant to the agreement, the Company issued 200,000 common shares of the Company to acquire all the outstanding shares of Maran Ventures Ltd., holder of the mining claims.